                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 10)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)


                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)


                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555


                               ------------------
                               ------------------

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     The filers hereby amend and supplement their Schedule 13e-3, filed
September 17, 1999 (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 10. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended and as supplemented by the Second Supplement to Offer to Purchase, dated February 4, 2000 (the "Second Supplement").



ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     The response to Item 3(b) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" in the Second Supplement is hereby incorporated by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.


     The response to Item 8(b) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - UPDATED OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" in the Second Supplement is hereby incorporated by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


     The response to Items 9(a) through (c) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - UPDATED OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" in the Second Supplement is hereby incorporated by reference.



ITEM 16. ADDITIONAL INFORMATION.

         The response to Item 16 of the Schedule 13E-3 is supplemented as follows: The information set forth in the First Supplement, a copy of which is attached as Exhibit (d)(12) to this Amendment No. 10, is hereby incorporated by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

         Item 17 of the Schedule 13E-3 is supplemented by adding the following information thereto:


(b)(3) Updated opinion from Bear, Stearns & Co. Inc., dated as of January 23, 2000 (included as Annex A to Exhibit (d)(12)).

(b)(4) Presentation materials prepared by Bear, Stearns & Co. Inc. presented to the Special Committee of the Board of Directors of the Company on January 24, 2000.

(d)(12)  Second Supplement to Offer to Purchase, dated as of February 4,
         2000 (incorporated herein by reference to Exhibit (a)(18) of amendment number 12 to Schedule 14D-1).

(h)(3)   First Supplement to the Definitive Information Statement filed on
         Schedule 14C by Herbalife International, Inc., on February 4, 2000.





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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 4, 2000                HERBALIFE INTERNATIONAL, INC.




                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President


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                                 EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(b)(3)   Updated opinion from Bear Stearns, dated as of January
         23, 2000 (included as Annex A to Exhibit (d)(12)).

(b)(4) Presentation materials prepared by Bear, Stearns & Co. Inc. presented to the Special Committee of the Board of Directors of the Company on January 24, 2000.

(d)(12)  Second Supplement to Offer to Purchase, dated as of February 4,
         2000 (incorporated herein by reference to Exhibit (a)(18) of amendment number 12 to Schedule 14D-1).

(h)(3)   First Supplement to the Definitive Information Statement filed on
         Schedule 14C by Herbalife International, Inc., on February 4, 2000.